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                            December 23, 2021

       Steven Voskuil
       Chief Financial Officer
       The Hershey Company
       19 East Chocolate Avenue
       Hershey, PA 17033

                                                        Re: The Hershey Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 17,
2021
                                                            File No. 001-00183

       Dear Mr. Voskuil:

              We have reviewed your October 5, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 23, 2021 letter.

       Response Letter Dated October 5, 2021

       Form 10-K for the Fiscal Year Ended December 31, 2020

   1. We note your response to prior comment 1 states that you have not experienced material climate-change related
expenditures to date and your planned expenditures are not
                                                        expected to be
material. Tell us more about the nature of your climate-change related expenditures and
provide us with an analysis supporting your statement that the related amounts are not
material.
   2. Provide us with additional detail supporting the statement made in response to comment 3 that you have not
experienced significant physical effects from climate change to date, including with regard
to weather-related damages to your property or operations and the weather-related impact
on the cost or availability of insurance. Provide quantitative information with your
response.
 Steven Voskuil
The Hershey Company
December 23, 2021
Page 2
3. Your response to prior comment 4 states that you have not experienced a material increase in your compliance costs related to climate change to date and do not currently expect a material increase in compliance costs in the future. Tell us about the compliance costs you have incurred and explain how you concluded the related amounts were not material.
4. We note from your response to prior comment 5 that you purchased zero-emissions credits that reduced Scope 2 greenhouse gas emissions in 2020. Please quantify the amounts expended for the purchase of these zero-emissions credits for us.
      You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief at (202) 551-3311, if you have questions regarding the comments.



FirstName LastNameSteven Voskuil                              Sincerely,
Comapany NameThe Hershey Company
                                                              Division of
Corporation Finance
December 23, 2021 Page 2                                      Office of
Manufacturing
FirstName LastName